Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

December 23, 2008

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 8 to Registration Statement
on Form SB-2 on Form S-1/A
Filed December 18, 2008
File No. 333-146331

Dear Mr. Mancuso:

We are in receipt of your comment letter dated December 22, 2008.  We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Recent Sales of Unregistered Securities, page II-2

1.
We will continue to evaluate your response to prior comments 2 and 3 after you provide us detailed information regarding what consideration you received for the shares and when you received that consideration. See Rule 144(d)(l)(iii). Also tell us how you valued that consideration. Your response should include specific facts that led you to "change [y]our position during the course of settlement negotiations" from the relevant statements in your complaint, including:

•	Paragraph 9 of your June 2, 2008 complaint, in which you state that "...the consideration in the Consulting Service Agreement is not lawful consideration…."

•
Paragraph 24 of the complaint, in which you cite the defendant's "...complete failure to provide any services at all pursuant to the terms of the Consulting Service Agreement," and paragraph 26 of the complaint, in which you acknowledge sending a ".. .certified letter to Var Growth...formally notifying the Conspiring Defendants that their failures to provide any services in accordance with the Consulting Service Agreement...."

Mr. Russell Mancuso
Securities and Exchange Commission
December 23, 2008

•	Paragraph 30 of the June 4, 2008 "Certification of Stanley Baron,'' in which Mr. Baron states that "...Lantis disputes that the Stock was ever legally acquired or validly issued to DC Consulting."

Although the details of our settlement negotiations are strictly confidential, we determined that the consultants did in fact perform some services (even if not necessarily to our full satisfaction). For example, we have at least partially attributed the increase in both the market price and trading volume in our common stock during the period of approximately one month subsequent to entering into the subject consulting agreements to the efforts of the consultants during that period, including meetings we attended with brokers that had been arranged by the consultants. Supplementally, we have hand-delivered for your reference a spreadsheet containing historical price information for the period starting November 13, 2007 and ended December 19, 2008.

With respect to the specific statements from our complaint and supporting material that you have quoted above:

1.	As we have explained above, our position changed regarding the alleged "...complete failure to provide any services at all pursuant to the terms of the Consulting Service Agreement."

2.
Each of the other quoted statements represents an argument based, at least in part, upon the premise that the consultants had performed no services, which, as we have just discussed, is no longer our position.

2.
We note your response to prior comment 3, second bullet point. Please tell us how the added risk factor on page 10 explains to investors how and when potential adverse effects cited in your complaint, including share volatility, dilution, and restricting your funding options, could result from the introduction of consultants' settlement shares into the open market.

Please note that we do not believe assertions made in connection with litigation are an appropriate starting point for evaluating the adequacy of disclosure in a registration statement. As we observed in our previous response letter, such assertions, although verified, are nonetheless argumentative and do not necessarily represent the only conclusion that can be deduced from the facts. Moreover, parties may change their position during the course of discovery and/or settlement negotiations as new facts arise or existing facts are framed in a new light.

 Mr. Russell Mancuso
Securities and Exchange Commission
December 23, 2008

We believe that, with the risk factor added in Amendment No. 8, our registration statement adequately discloses potential risks to investors. With respect to specific potential harms cited in our complaint and supporting material to which you have referred above, we note that the number of shares in question has been reduced by half as a result of the settlement. In addition, under the settlement agreements, the consultants agreed to limit the rate at which they would seek to have restrictive legends removed (to transfer the shares in accordance with Rule 144) through June 15, 2009. As a result, we do not believe that the potential adverse effects cited in our complaint and supporting material are appropriate to discuss in our prospectus as they do not currently present “the most significant factors that make [our] offering speculative or risky.” (Paragraph (c) of Item 503 of Regulation S-K.)

Exhibits, page II-4

3.
Please expand your response to prior comment 4 to clarify how you conclude that it is in the normal course of business for a registrant with a business plan like you disclose on page 1 to enter into multiple agreements for stock promotion activities that consume the portion of operating expenses consumed by your agreements. Given:

•	the concerns in your complaint of the nature of the "irreparable harm" that the defendants' efforts to remove resale restrictions could cause; and

•	that you have entered into settlement agreements that permit resale restrictions to be removed on a number of shares that represents a significant multiple of the trading volume in your securities,

it remains unclear how you conclude that the transactions are immaterial, that investors need not be provided the agreements, and that the terms of the agreements need not be discussed in your document.

We believe that entering into one or multiple agreements for stock promotion activities is in the normal course of business of any company, regardless of industry, that, like us, has low revenues and shares that are publicly traded in a limited-volume market. We believe that the expenses consumed by such agreements are within norms for public companies at our operational stage that, like us, have a base of public shareholders who have an interest in having some liquidity in their investment in our shares. We do not believe that the “portion of operating expenses consumed by [our] agreements” is a relevant measure, as the operating expenses resulting from our other operational activities are necessarily limited at this time because our product has not received FDA approval, and we do not believe that any amount of additional spending could accelerate that approval.

As we discussed in our response to your prior comment 4, because the consulting agreements were entered into in the ordinary course of business and did not fall under one of the excepted types of contracts set forth in Item 601 of Regulation S-K, the other indicia of materiality set forth in your comment above are inapplicable to a determination of whether the agreements are required to be filed by Item 601.

* * *

 Mr. Russell Mancuso
Securities and Exchange Commission
December 23, 2008

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.